Filed by Baker Hughes Incorporated
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
Subject Company: BJ Services Company
Commission File No: 001-10570

In connection with the proposed merger, Baker Hughes Incorporated (“Baker Hughes”) will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Baker Hughes and BJ Services Company (“BJ Services”) that also will constitute a prospectus of Baker Hughes regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND BJ SERVICES ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING BAKER HUGHES, BJ SERVICES AND THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to security holders of Baker Hughes and BJ Services seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Baker Hughes and BJ Services with the SEC at the SEC’s web site at www.sec.gov.
The joint proxy statement/prospectus and such other documents (relating to Baker Hughes) may also be obtained from Baker Hughes for free (when available) from Baker Hughes’ web site at www.bakerhughes.com/investor or by directing a request to: Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, TX 77019, Attention: Corporate Secretary, or by phone at (713) 439-8600. The joint proxy statement/prospectus and such other documents (relating to BJ Services) may also be obtained from BJ Services for free (when available) from BJ Services’ web site at www.bjservices.com or by directing a request to: BJ Services Company, P.O. Box 4442, Houston, Texas 77210-4442, Attention: Investor Relations, or by phone at (713) 462-4239.
Baker Hughes, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Baker Hughes’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction will be contained in the joint proxy statement/prospectus when it is filed with the SEC.
BJ Services, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from BJ Services’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction will be contained in the joint proxy statement/prospectus when it is filed with the SEC.
Except for the historical information set forth in this document, the matters discussed in this document are forward-looking statements that involve certain assumptions and known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Baker Hughes and BJ Services, including expected future financial and operating results, anticipated accretion to Baker Hughes’ earnings per share arising from the transaction, the expected amount and timing of cost savings and operating synergies, whether and when the transactions contemplated by the merger agreement will be consummated, the new combined company’s plans, market and other expectations, objectives, intentions and other statements that are not historical facts.
The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals for the transaction and the approval of the merger agreement by the stockholders of both parties; the risk that the cost savings and any other synergies from the transaction may not be realized or take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; continuation or deterioration of current market conditions; future regulatory or legislative actions that could adversely affect the companies; and the business plans of the customers of the respective parties. Additional factors that may affect future results are contained in Baker Hughes’ and BJ Services’ filings with the SEC, which are available at the SEC’s web site http://www.sec.gov. Except as required by law, neither Baker Hughes nor BJ Services intends to update or revise statements contained in these materials based on new information, future events or otherwise.

Contacts for Baker Hughes	Contacts for BJ Services
Gary Flaharty +1.713.439.8039	Jeff Smith +1.713.462.4239
H. Gene Shiels +1.713 439.8822
Baker Hughes to Acquire BJ Services in $5.5 Billion Transaction
Combines BJ Services’ Leading Pressure Pumping Business with Baker Hughes’ Diversified International Franchise
Allows Combined Company to More Effectively Compete for Integrated Projects and Accelerate International Growth
Cost Synergies of $75 Million in 2010 and $150 Million in 2011
Houston, Texas (August 31, 2009) — Baker Hughes Incorporated [NYSE: BHI] and BJ Services Company [NYSE: BJS] today announced that their Boards of Directors have approved a definitive merger agreement, which represents a transaction value of $5.5 billion for BJ Services based on closing stock prices on August 28, 2009.
The agreement represents a premium to BJ Services stockholders of 16.3% over the closing price of BJ Services stock on August 28, 2009. Under the agreement, BJ Services stockholders will receive 0.40035 shares of Baker Hughes and cash of $2.69 in exchange for each share of BJ Services common stock. Upon closing, and reflecting the issuance of new Baker Hughes shares, BJ Services stockholders collectively will own approximately 27.5% of Baker Hughes’ outstanding shares.
“The transaction further enhances Baker Hughes’ position as a top-tier global oilfield services company,” said Chad C. Deaton, Baker Hughes chairman, president and chief executive officer. “BJ Services broadens our portfolio by adding products, technologies and talented people that are key to helping our customers unlock value in their reservoirs, particularly in unconventional gas and deepwater fields. It will better position us to drive international growth and to compete for the growing large integrated projects by incorporating pressure pumping into our product offering.
“Our two companies have highly complementary products and services with very little overlap. Baker Hughes has a long record of partnering with BJ Services on major projects. The proposed merger will make Baker Hughes a stronger, more efficient service provider for our customers worldwide, by integrating pressure pumping with Baker Hughes’ wide range of products and services.”
Baker Hughes expects to realize annual cost savings of approximately $75 million in 2010 and $150 million in 2011 as it eliminates redundant costs, consolidates facilities, and further rationalizes field costs. Baker Hughes expects the combination to be accretive to earnings per share in 2011.
The Baker Hughes Board of Directors will be expanded to include two BJ Services Board members.
BJ Services’ Chairman, President and CEO Bill Stewart said: “We are very pleased to be joining forces with Baker Hughes and believe that this is an attractive combination for all of BJ Services’ constituencies: customers will benefit from our wider and better-integrated array of services and technologies; our employees will enjoy the advantages and opportunities of being a part of a larger, stronger company; and BJ Services’ stockholders will have the opportunity to continue to participate in the success of the combined enterprise.”
Although pressure pumping accounted for less than 1% of Baker Hughes’ revenues in 2008, it is expected to generate approximately 20% of the combined company’s revenues, providing Baker Hughes with revenues from pressure pumping that approaches its two largest competitors. Pressure pumping has grown in importance as customers have looked for new ways to unlock the full value of their reservoirs. The number of fields requiring pressure pumping services is expected to grow, especially outside of North America, where BJ Services can leverage Baker Hughes’ extensive international presence as it pursues growth opportunities.

The merger is subject to the approval of both Baker Hughes’ and BJ Services’ stockholders as well as other customary approvals. The companies anticipate that the transaction could close as soon as the end of the calendar year. Baker Hughes and BJ Services intend to file a joint proxy statement / prospectus with the Securities and Exchange Commission as soon as possible.
Goldman, Sachs & Co. is acting as Baker Hughes’ financial advisor, and Baker Hughes’ legal advisors are Akin Gump Strauss Hauer & Feld LLP, Fulbright & Jaworski L.L.P., Howrey L.L.P., and Morris, Nichols, Arsht & Tunnell LLP. Greenhill & Co. is acting as BJ Services’ financial advisor and rendered a fairness opinion to the Board of Directors. BofA Merrill Lynch Securities also rendered a separate fairness opinion to the Board of Directors of BJ Services. BJ Services’ legal advisors are Skadden, Arps, Slate, Meagher & Flom LLP, and Andrews Kurth LLP.
Conference Call
Baker Hughes and BJ Services have scheduled a joint conference call today to discuss the merger. The call will begin at 8:30 a.m. Eastern time, 7:30 a.m. Central time, on August 31, 2009. To access the call, which is open to the public, please contact the conference call operator at (877) 382-1760, or (706) 758-8296 for international callers, 20 minutes prior to the scheduled start time, and ask for the “Baker Hughes and BJ Services Conference Call.” A replay will be available through, September 28, 2009. The number for the replay is (800) 642-1687, or (706) 645-9291 for international callers. The call and replay will also be web cast on www.bakerhughes.com and on www.bjservices.com. Today’s news release, along with other news about Baker Hughes and BJ Services, is available on the Internet at www.bakerhughes.com/investor in the “News and Events” section under “Events and Presentations” ; www.bjservices.com in the “Investors” section; and www.premieroilservice.com.
Forward-Looking Statements
Information set forth in this document (and all oral statements made regarding the subjects of this document, including on the conference call announced herein) contain “forward-looking statements” (as defined in Section 21E of the Securities Exchange Act of 1934, as amended), which reflect Baker Hughes’ and BJ Services’ expectations regarding future events. The forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those contained in the forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Baker Hughes and BJ Services, including future financial and operating results, accretion to Baker Hughes’ earnings per share arising from the transaction, the expected amount and timing of cost savings and operating synergies, whether and when the transactions contemplated by the merger agreement will be consummated, the new combined company’s plans, market and other expectations, objectives, intentions and other statements that are not historical facts.
The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals for the transaction and the approval of the merger agreement by the stockholders of both parties; the risk that the cost savings and any other synergies from the transaction may not be realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses, unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; continuation or deterioration of current market conditions; future regulatory or legislative actions that could adversely affect the companies; and the business plans of the customers of the respective parties. Additional factors that may affect future results are contained in Baker Hughes’ and BJ Services’ filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s web site http://www.sec.gov. Baker Hughes and BJ Services disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.
Additional Information and Where to Find It
Baker Hughes and BJ Services will file a joint proxy statement/prospectus and other documents with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING BAKER HUGHES, BJ SERVICES AND THE ACQUISITION. A definitive joint proxy statement/prospectus will be sent to security holders of Baker Hughes and BJ Services seeking their approval of the acquisition. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Baker Hughes and BJ Services with the SEC at the SEC’s web site at www.sec.gov. The proxy statement/prospectus and such other documents (relating to Baker Hughes) may also be obtained for free from Baker Hughes by accessing Baker

Hughes’ website at www.bakerhughes.com/investor. The proxy statement/prospectus and such other documents (relating to BJ Services) may also be obtained for free from BJ Services by accessing BJ Services’ website at www.bjservices.com.
Participants in the Solicitation
Baker Hughes, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Baker Hughes’ stockholders in connection with the acquisition. Information regarding such persons and a description of their interests in the acquisition will be contained in the joint proxy statement/prospectus when it is filed.
BJ Services, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from BJ Services’ stockholders in connection with the acquisition. Information regarding such persons and a description of their interests in the acquisition will be contained in the joint proxy statement/prospectus when it is filed.
BJ Services Company is a leading provider of pressure pumping, well completion, production enhancement and pipeline services to the petroleum industry.
Baker Hughes provides reservoir consulting, drilling, formation evaluation, completion and production products and services to the worldwide oil and gas industry.
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